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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File Number _____

                           NOTIFICATION OF LATE FILING

(Check One):

[x]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR
                          For Period Ended: June 30, 1998

         [ ]   Transition Report on Form 10-K
         [ ]   Transition Report on Form 20-K
         [ ]   Transition Report on Form 11-K
         [ ]   Transition Report on Form 10-Q
         [ ]   Transition Report on Form N-SAR
         For the Transition Period Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

     Full Name of Registrant:
          Capital Gaming International, Inc.

     Former Name if Applicable:
          N/A

     Address of Principal Executive Office (Street and Number):
          2701 East Camelback Road, Suite 484

     City, State and Zip Code:
          Phoenix, Arizona 85016

Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  1. Capital Gaming International, Inc. (the "Company") and U.S. Bank, the Indenture Trustee pursuant to the Company's Amended Indenture, are in the final stages of drafting further amendments to the Amended Indenture which would resolve favorably to all parties any alleged technical Events of Default (as defined) pursuant to the Amended Indenture. The resolution of these issues, including execution of all documentation, is anticipated to occur within the period of time of the extension and will have a material impact on the Company's audited financial statements which cannot be completed in advance of such time.

                  2. Simultaneously with the further amendment to the Amended Indenture which the Company anticipates will be entered into within the extension period, the Company further anticipates having its audited financial statements completed and ready for filing with the Form 10-K.

Part IV-Other Information

         (1) Name and telephone number of person to contact in regard to this notification

William S. Papazian              602                        667-0670
     (Name)                  (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes [ ] No

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                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  A significant change in the results of the operations of the Company is expected due to the following factors:

                  1. Litigation concerning, and subsequent settlement of, the Company's Management Contract with the Muckleshoot Tribe; and

                  2. Resolution of all alleged Events of Default pursuant to the Amended Indenture as described in Part III above.

                  A reasonable estimate of the results cannot be made at this time because the Company has not yet received its aduited financial statements for the fiscal year ended 6/30/98.

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                       Capital Gaming International, Inc.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      9/28/98                                   By William S. Papazian
      ----------------                              -----------------------
                                               Name: William S. Papazian
                                              Title: Executive Vice President
                                                     and General Counsel


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